Exhibit 99.2

July 20, 2022

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: 76th Annual General Meeting - Voting Results

Pursuant to Regulation 44 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, please find enclosed the voting results and Scrutinizer’s Report on the resolutions passed at the 76th Annual General Meeting of the Company held on Tuesday, July 19, 2022 for your information and records. The said resolutions have been approved by Members with requisite majority.

Thanking You

For WIPRO LIMITED

M Sanaulla Khan

Company Secretary

ENCL: As above

Postal Ballot Voting Results

Disclosure as per Regulation 44(3) of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Company Name	WIPRO LIMITED
Date of the AGM	19-Jul-22
Voting-
Start Date	15-Jul-22
End Date	18-Jul-22
Total number of shareholders on record date (cut-off date- July 12, 2022)	2,499,379

No. of Shareholders present in the meeting either in person or through proxy:	Not Applicable
Promoters and Promoter Group:	—
Public:	—
No. of Shareholders attended the meeting through Video Conferencing	127
Promoters and Promoter Group:	8
Public:	119

Resolution No.	1

Resolution required: (Ordinary/ Special)	ORDINARY - To receive, consider and adopt the Audited Financial Statements of the Company (including consolidated financial statements) for the financial year ended March 31, 2022, together with the Reports of the Board of Directors and Auditors thereon.

Whether promoter/promoter group are interested in the agenda/resolution?	No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]* 100	% of votes against on Votes polled (7)=[(5)/(2)]* 100
Promoter and Promoter Group	E-Voting		4,001,950,248	100.0000	4,001,950,248	—	100.0000	—
	Poll	4,001,950,248	—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total	4,001,950,248	4,001,950,248	100.0000	4,001,950,248	—	100.0000	—

Public- Institutions	E-Voting		490,672,585	86.3849	490,672,585	—	100.0000	—
	Poll	568,007,287	—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total	568,007,287	490,672,585	86.3849	490,672,585	—	—	—

Public- Non Institutions	E-Voting		320,656,471	35.1447	319,997,232	659,239	99.7944	0.2056
	Poll	912,389,245	2,866	0.0003	2,865	1	99.9651	0.0349
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total	912,389,245	320,659,337	35.1450	320,000,097	659,240	99.7944	0.2056

	Total	5,482,346,780	4,813,282,170	87.7960	4,812,622,930	659,240	99.9863	0,0137

Resolution No.	2

Resolution required: (Ordinary/Special)	ORDINARY – To confirm the interim dividend of Re. 1/- per equity share declared by the Board on January 12, 2022, and Rs. 5/- per equity share declared by the Board on March 25, 2022, as the final dividend for the financial year 2021-22.

Whether promoter/ promoter group are interested in the agenda/ resolutions?	No

Category	Mode of Voting	No. of shares held (1)	No. of Votes Polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting		4,001,950,248	100.0000	4,001,950,248	—	100.0000	—
	Poll	4,001,950,248	—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total	4,001,950,248	4,001,950,248	100.0000	4,001,950,248	—	100.0000	—

Public- Institutions	E-Voting		492,859,713	86.7700	492,859,713	—	100.0000	—
	Poll	568,007,287	—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total	568,007,287	492,859,713	86.7700	492,859,713	—	100.0000	—

Public- Non Institutions	E-Voting		333,212,371	36.5209	333,196,404	15,967	99.9952	0.0048
	Poll	912,389,245	2,866	0.0003	2,715	151	94.7313	5.2687
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total	912,389,245	333,215,237	36.5212	333,199,119	16,118	99.9952	0.0048

	Total	5,482,346,780	4,828,025,198	88.0649	4,828,009,080	16,118	99.9997	0.0003

Resolution No.	3

Resolution required: (Ordinary/Special)	ORDINARY - To consider appointment of a director in place of Mr. Azim H. Premji (DIN 00234280) who retires by rotation and being eligible, offers himself for re-appointment.

Whether promoter/ promoter group are interested in the agenda/ resolutions?	Yes

Category	Mode of Voting	No. of shares held (1)	No. of votes Polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting		4,001,950,248	100.0000	4,001,950,248	—	100.0000	—
	Poll	4,001,950,248	—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total	4,001,950,248	4,001,950,248	100.0000	4,001,950,248	—	100.0000	—

Public- Institutions	E-Voting		492,120,702	86.6399	477,307,816	14,812,886	96.9900	3.0100
	Poll	568,007,287	—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total	568,007,287	492,120,702	86.6399	477,307,816	14,812,886	96.9900	3.0100

Public- Non Institutions	E-Voting		123,777,420	13.5663	120,665,747	3,111,673	97.4861	2.5139
	Poll	912,389,245	2,866	0.0003	2,864	2	99.9302	0.0698
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total	912,389,245	123,780,286	13.5666	120,668,611	3,111,675	97.4861	2.5139

	Total	5,482,346,780	4,617,851,236	84.2313	4,599,926,675	17,924,561	99.6118	0.3882

Resolution No.	4

Resolution required: (Ordinary/ Special)	ORDINARY - To consider and approve re-appointment of Deloitte Haskins Sells LLP, Chartered Accountants, as statutory auditors of the Company and to fix their remuneration

Whether promoter/ promoter group are interested in the agenda/resolution?	No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting		4,001,950,248	100.0000	4,001,950,248	—	100.0000	—
	Poll	4,001,950,248	—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total	4,001,950,248	4,001,950,248	100.0000	4,001,950,248	—	100.0000	—

Public-Institutions	E-Voting		492,859,713	86.7700	475,522,570	17,337,143	96.4823	3.5177
	Poll	568,007,287	—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total	568,007,287	492,859,713	86.7700	475,522,570	17,337,143	96.4823	3.5177

Public-Non Institutions	E-Voting		333,205,808	36.5201	329,035,437	4,170,371	98.7484	1.2516
	Poll	912,389,245	2,866	0.0003	2,866	0	100.0000	0.0000
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total	912,389,245	333,208,674	36.5205	329,038,303	4,170,371	98.7484	1.2516

	Total	5,482,346,780	4,828,018,635	88.0648	4,806,511,121	21,507,514	99.5545	0.4455

Form No. MGT-13

REPORT OF SCRUTINIZER

[Pursuant to section 108 of the Companies Act, 2013 and Rule 21(2) of the

Companies (Management and Administration) Rules, 2014]

To,

The Chairman of the Seventy Sixth Annual General Meeting (AGM) of the Equity Shareholders of “Wipro Limited” held on Tuesday, July 19, 2022, at 9.00 AM IST through Video Conferencing (VC).

Sir,

I, V. Sreedharan, Partner of V. Sreedharan and Associates, Company Secretaries, Bengaluru, was appointed as Scrutinizer pursuant to Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 and pursuant to Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, in compliance with the General Circulars issued by the Ministry of Corporate Affairs (‘MCA’) and circulars issued by the Securities and Exchange Board of India (‘SEBI’) for the purpose of:

(i)	Scrutinizing the remote e-voting process and

(ii)	Scrutinizing the voting done through electronic voting system (“Instapoll”) at the AGM.

Both the above-mentioned voting is done under the provisions of Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 and pursuant to Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

The management of the Company is responsible to ensure compliance with the requirement of the Companies Act, 2013, Rules and circulars issued by MCA and SEBI relating to conducting of AGM through VC/OAVM and voting by electronic means for the resolutions contained in the Notice of the Seventy Sixth Annual General Meeting of the Equity Shareholders dated June 08, 2022. My responsibility as a Scrutinizer for the voting process of voting by electronic means is restricted to making a Consolidated Scrutinizer’s Report of the votes cast “in favor” and/or “against’’ the resolutions stated in the notice of the AGM, based on the report generated from the e-voting system provided by KFin Technologies Limited, the Agency Authorized under the Rules and engaged by the Company to provide remote e-voting facilities and e-voting facilities to vote at the AGM (“lnstapoll”).

I submit my report as under:

1.	The remote E-Voting period remained open from 9.00 AM IST on Friday, July 15, 2022, up to 5.00 PM IST on Monday, July 18, 2022.

2.

The Annual Report, the Notice of Annual General Meeting and the e-voting instructions slip were sent only by the electronic mode (e-mail) to those members whose email addresses were registered with the Company / Depository Participants / Depositories pursuant to General Circular No. 02/2022 read with General Circular Nos. 02/2021, 19/2021, 21/2021, 14/2020, 17/2020, 20/2020 issued by Ministry of Corporate Affairs read with Circular No. SEBI/HO/CFD/CMD2/CIR/P/2022/62 dated May 13, 2022, Circular No. SEBI/HO/CFD/CMD2/CIR/P/2021/11 dated January 15, 2021 and Circular No. SEBI/HO/CFD/CMD1 / CIR/P/2020/79 dated May 12, 2020 issued by the Securities and Exchange Board of India (Collectively referred to as “Circulars”).

3.	The voting rights were reckoned as on Tuesday, 12 July 2022, being the Cut-off date for the purpose of deciding the entitlements of members for e-voting (Remote e-voting and Instapoll).

4.	After the conclusion of the Annual General Meeting, the votes cast through remote e-voting were unblocked on July 19, 2022, at 11:16 AM IST.

5.	After declaration of voting by the Chairman, the shareholders present at the AGM through VC voted through e-voting facility provided by KFin Technologies Limited.

6.

As per the information given by the Company / RTA the names of the shareholders who had voted by remote e-voting through the facility provided by KFin Technologies Limited had been blocked and only those members who were present at the AGM through VC and who had not voted on remote e-voting were allowed to cast their votes through e-voting system during the AGM.

7.	Based on the data provided by KFin Technologies Limited e-voting system, the total votes cast in favour or against for all the resolutions proposed in the Notice of the AGM are as under:

a)	RESOLUTION No. 1

To receive, consider and adopt the Audited Financial Statements of the Company (including consolidated financial statements) for the financial year ended March 31, 2022, together with the Reports of the Board of Directors and Auditors thereon.

(i)	Voted in favour of resolution

Particulars	Remote E- voting	E-Voting at the AGM (lnstapoll)	Total
Number of Members voting	3,043	16	3,059
Number of votes cast by them	4,81,26,20,065	2,865	4,81,26,22,930
% of Total Number of valid votes cast	99.9863	99.9651	99.9863

(ii)	Voted against the resolution

Particulars	Remote E- voting	E-Voting at the AGM (instapoll)	Total
Number of Members voting	70	1	71
Number of votes cast by them	6,59,239	1	6,59,240
% of Total Number of valid votes cast	0.0137	0.0349	0.0137

(iii)	Invalid Votes - NIL

b)	RESOLUTION No. 2

To confirm the interim dividend of Re. 1 /- per equity share declared by the Board on January 12, 2022, and Rs. 5/- per equity share declared by the Board on March 25, 2022, as the final dividend for the financial year 2021-22.

(I)	Voted in favour of resolution

Particulars	Remote E- voting	E-Voting at the AGM (lnstapoll)	Total
Number of Members voting	3,042	15	3,057
Number of votes cast by them	4,82,80,06,365	2,715	4,82,80,09,080
% of Total Number of valid votes cast	99.9997	94.7313	99.9997

(ii)	Voted against the resolution

Particulars	Remote E- voting	E-Voting at the AGM (lnstapoll)	Total
Number of Members voting	103	2	105
Number of votes cast by them	15,967	151	16,118
% of Total Number of valid votes cast	0.0003	5.2687	0.0003

(iii)	Invalid Votes - NIL

c)	RESOLUTION No. 3

To consider appointment of a Director in place of Mr. Azim H. Premji (DIN: 00234280) who retires by rotation and being eligible, offers himself for re-appointment.

(i)	Voted in favour of resolution

Particulars	Remote E- voting	E-Voting at the AGM (lnstapoll)	Total
Number of Members voting	2,953	15	2,968
Number of votes cast by them	4,59,99,23,811	2,864	4,59,99,26,675
% of Total Number of valid votes cast	99.6118	99.9302	99.6118

(ii)	Voted against the resolution

Particulars	Remote E- voting	E-Voting at the AGM (lnstapoll)	Total
Number of Members voting	148	1	149
Number of votes cast by them	1,79,24,559	2	1,79,24,561
% of Total Number of valid votes cast	0.3882	0.0698	0.3882

(iii)	Invalid Votes - NIL

d)	RESOLUTION No. 4

To consider and approve re-appointment of Deloitte Haskins & Sells LLP, Chartered Accountants, as statutory auditors of the Company and to fix their remuneration.

(i)	Voted in favour of resolution

Particulars	Remote E- voting	E-Voting at the AGM (lnstapoll)	Total
Number of Members voting	2,932	16	2,948
Number of votes cast by them	4,80,65,08,255	2,866	4,80,65,11,121
% of Total Number of valid votes cast	99.5545	100	99.5545

(ii)	Voted against the resolution

Particulars	Remote E- voting	E-Voting at the AGM (lnstapoll)	Total
Number of Members voting	193	0	193
Number of votes cast by them	2,15,07,514	0	2,15,07,514
% of Total Number of valid votes cast	0.4455	0	0.4455

(iii)	Invalid Votes - NIL

8.	A list of Equity shareholders who voted “FOR”, “AGAINST” the resolutions (Both through Remote E-voting and E-voting at the AGM) has been handed over to the Company Secretary.

9.

The electronic data and all other relevant records relating to thee-voting shall remain in my safe custody and shall be handed over to the Company Secretary for preserving safely after the Chairman considers, approves and signs the Minutes of the aforesaid Annual General Meeting.

Thanking You, Yours faithfully, For V. Sreedharan & Associates

(V. Sreedharan) Partner FCS: 2347; CP No. 833 Date: July 20, 2022 Place: Bengaluru UDIN: F002347D000647299